UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

PAMPA ENERGIA S.A. announces the suspension of arbitration proceedings entitled “Enron/Ponderosa vs. Republic of Argentina” before the ICSID’s Court.

City of Buenos Aires, August 1st, 2012. Pampa Energía S.A. (“PAMPA”) (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that the Arbitration Tribunal of the International Centre for Settlement of Investment Disputes (“ICSID”) ordered, pursuant to the instructions imparted in due course by PAMPA (as assignee of the rights arising from the claim mentioned below) to the claimants, the suspension of the arbitration proceedings filed by Enron Creditors Recovery Corp. (formerly Enron Corp.) and Ponderosa Assets L.P. against the Republic of Argentina (Case No ICSID ARB/01/03) which originally involved a claimed amount of approximately US$ 167 million as of the date hereof.

The referred suspension has been requested pursuant to the commitment undertaken before the Argentine Antitrust Authority (Comisión de Defensa de la Competencia, “CNDC”) and the Argentine Gas Enforcement Authority (Ente Nacional Regulador del Gas, “Enargas”) by Compañía de Inversiones en Energía S.A. (“CIESA”), EPCA S.A. (formerly Enron Pipeline Company Argentina S.A.), Petrobras Argentina S.A., Petrobras Hispano Argentina S.A. and PAMPA, dated August 29, 2011 under the scope of the proceedings filed before both agencies as a result of the approval of the Restructuring Agreement concerning the financial debt of CIESA, executed on September 1, 2005, as amended on May 31, 2006, August 23, 2007, August 25, 2008, May 17, 2011 and July 13, 2012 (the “Restructuring Agreement”), which approval is currently pending the issuance of the relevant governmental consents.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: +54 (11) 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 1, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.